SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                 PXRE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G73018106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 23, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========== =======================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
---------- -----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- -----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- -----------------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  6,481,858(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                      6,481,858(1)
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

---------- -----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,527,217
---------- -----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [X]
---------- -----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           25.8%
---------- -----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -----------------------------------------------------------------------------------------------------------------------


1. Assumes conversion of all Preferred Shares, par value $1.00 per share
("Preferred Shares"), held by the Reporting Person to Common Shares, par value
$1.00 per share ("Common Shares"), at a conversion price of $13.48.



                                       2

========== =======================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
---------- -----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- -----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- -----------------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  34,526(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                         34,526(1)
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

---------- -----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,527,217
---------- -----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [X]
---------- -----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           25.8%
---------- -----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -----------------------------------------------------------------------------------------------------------------------


1. Assumes conversion of all Preferred Shares held by the Reporting Person to Common Shares at a conversion price of $13.48.




                                       3

========== =======================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.
---------- -----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- -----------------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      6,516,384(1)
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      6,516,384(1)
---------- -----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,527,217
---------- -----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [X]
---------- -----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           25.8%
---------- -----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -----------------------------------------------------------------------------------------------------------------------


1. Includes 6,481,858 and 34,526 Common Shares that may be owned by Capital Z
Financial Services II, L.P. and Capital Z Financial Services Private Fund II,
L.P., respectively, upon conversion of Preferred Shares at a conversion price of $13.48.



                                       4

========== =======================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.
---------- -----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- -----------------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                                      6,516,384(1)
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                                      6,516,384(1)
---------- -----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,527,217
---------- -----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [X]
---------- -----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           25.8%
---------- -----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -----------------------------------------------------------------------------------------------------------------------


1. Includes 6,481,858 and 34,526 Common Shares that may be owned by Capital Z
Financial Services II, L.P. and Capital Z Financial Services Private Fund II,
L.P., respectively, upon conversion of Preferred Shares at a conversion price of $13.48.


                                       5

========== =======================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z MANAGEMENT, LLC
---------- -----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [X]
                                                                                                       (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                 NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                            [ ]
---------- -----------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
---------- -----------------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  10,833(1)
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                                         10,833(1)
--------------------------------------------------- --------- --------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

---------- -----------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,527,217
---------- -----------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                  [X]
---------- -----------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           25.8%
---------- -----------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
---------- -----------------------------------------------------------------------------------------------------------------------


1. Includes an option to purchase 10,000 Common Shares at a exercise price of $20.38 per share, of which, options to purchase 3,333 Common Share are currently, or within 60 days will be, exercisable.

This Amendment No. 1 amends the Statement of Schedule 13D (the "Initial Statement on Schedule 13D") filed on June 27, 2003 by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") and Capital Z Management, LLC, a Delaware limited liability company ("Capital Z Management", collectively, the "Reporting Persons").

This Amendment No. 1 incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D.

Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Initial Statement on Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Persons consummated the transactions described herein in order to monetize a portion of their investment in the Company. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reporting Persons also intend to continue to have active participation in the management of the Company through representation on the Board of Directors.

           Except as set forth in this Item 4 (including the matters described in Item 6 in the Initial Statement on Schedule 13D which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.


ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

           (a) - (b)

           The information on the cover pages is incorporated herein by reference.

           Capital Z Management may be deemed to be part of a group together with Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. and therefore be deemed to beneficially own the shares beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. but no Reporting Person affirms the existence of any such group. Such group would beneficially own 6,527,217 Common Shares, assuming conversion of all Preferred Shares held by such group at a conversion price of $13.48, which would represent 25.8% of the total outstanding Common Shares.

           Capital Z Management disclaims any beneficial ownership of any shares owned or deemed to be beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. each disclaim beneficial ownership of any shares owned by Capital Z Management.

           All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and based on the 14,429,885 Common Shares outstanding as of November 17, 2004, and assuming that all outstanding Preferred Shares held be the Reporting Persons are converted into Common Shares.

           (c) On November 23, 2004, Capital Z Fund II sold 356,379 Common Shares and Capital Z Private Fund II sold 1,898 Common Shares pursuant to the registration statement of Form S-3 filed by the Company and declared effective on November 23, 2004. The Common Shares were sold at a price per share of $23.75, before any underwriting discounts and commissions. Credit Suisse First Boston acted as the bookrunning lead manager for the offering.

           Pursuant to the terms of the Preferred Shares as set forth in Section 7(d) of the Description of Stock, the conversion price of the Preferred Shares was adjusted as of September 30, 2004 to $13.48.

           Other than the transactions described above, the Reporting Persons have not effected any transactions in respect of the Common Shares or the Preferred Shares within the past 60 days.


           (d) None.

           (e) Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Joint Filing Agreement, dated December 27, 2004.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                 Date:  December 27, 2004.


                      CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                      By: Capital Z Partners, Ltd., it ultimate general partner

                      By: /s/ David A. Spuria
                          ---------------------------------------------------
                          David A. Spuria
                          General Counsel, Vice President of
                          Administration and Secretary



                      CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                      By: Capital Z Partners, Ltd., it ultimate general partner

                      By: /s/ David A. Spuria
                          ---------------------------------------------------
                          David A. Spuria
                          General Counsel, Vice President of
                          Administration and Secretary



                      CAPITAL Z PARTNERS, L.P.
                      By: Capital Z Partners, Ltd., it ultimate general partner

                      By: /s/ David A. Spuria
                          ---------------------------------------------------
                          David A. Spuria
                          General Counsel, Vice President of
                          Administration and Secretary



                      CAPITAL Z PARTNERS, LTD.
                      By: Capital Z Partners, Ltd., it ultimate general partner

                      By: /s/ David A. Spuria
                          ---------------------------------------------------
                          David A. Spuria
                          General Counsel, Vice President of
                          Administration and Secretary



                      CAPITAL Z MANAGEMENT, LLC.

                      By: /s/ David A. Spuria
                          ---------------------------------------------------
                          David A. Spuria
                          General Counsel